

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Raul Jacob
Chief Financial Officer
Southern Copper Corporation
1440 East Missouri Avenue
Suite 160
Phoenix, AZ 85014

   Re: Southern Copper Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 28, 2023
    File No. 001-14066

Dear Raul Jacob:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022 filed February 28, 2023

Item 2. Properties
Individual Property Disclosure, page 37

1. For each of your material properties identified under this section, please disclose the location, accurate to within one mile, using an easily recognizable coordinate system, as required by Item 1304(b)(1)(i) of Regulation S-K.

2. For each of your material properties identified under this section, please ensure the metallurgical recovery factor and the cut-off grade are disclosed with the mineral resource table and the mineral reserve table, as required by Item 1304(d)1 of Regulation S-K. In this regard we note the Buenavista, La Caridad, Pilares, Pilar, Charcas, Santa Barbara, and San Martin mineral resource and/or mineral reserve tables are missing one or both of these items.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation